File No. 70-


               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                            FORM U-1
                  ____________________________

                    APPLICATION-DECLARATION

                             Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ____________________________


                      Entergy Corporation
                       639 Loyola Avenue
                     New Orleans, LA  70113


             (Name of company filing this statement
          and address of principal executive offices)
                  ____________________________


                      Entergy Corporation


       (Name of top registered holding company parent of
                  each applicant or declarant)
                  ____________________________


Terry L. Ogletree                       Gerald D. McInvale
President                               Executive Vice President
Entergy Enterprises, Inc.               Chief Financial Officer
4 Park Plaza, Suite 2000                Entergy Corporation
Irvine, CA  92614                       639 Loyola Avenue
                                        New Orleans, LA  70113


          (Names and addresses of agents for service)
                  ____________________________
        The Commission is also requested to send copies
    of any communications in connection with this matter to:


Frederick F. Nugent, Esq.              Laurence M. Hamric, Esq.
General Counsel                        General Attorney
Entergy Enterprises, Inc.              Entergy Services, Inc.
4 Park Plaza, Suite 2000               639 Loyola Avenue
Irvine, CA  92614                      New Orleans, LA  70113

Thomas C. Havens, Esq.                 Kent R. Foster, Esq.
Mayer, Brown & Platt                   Entergy Services, Inc.
1675 Broadway                          P.O. Box 8082
New York, NY  10019                    Little Rock, AR 72203

Item 1.   Description of Proposed Transaction.

     Entergy Corporation ("Entergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby requests the approval of the Securities and Exchange Commission (the "Commission") under the Act for a modification to the condition in Rule 53(a)(1) under the Act as applied to Entergy so that Entergy may provide guarantees and may use the proceeds of securities issuances (in each case, to the extent authorized from time to time by the Commission under the Act) to invest in "exempt wholesale generators" ("EWGs"), as defined in Section 32(a) of the Act, and "foreign utility companies" ("FUCOs"), as defined in Section 33(a) of the Act (such EWGs and FUCOs, collectively, "Exempt Projects") in amounts which, when added to Entergy's "aggregate investment" at any time in Exempt Projects would not exceed Entergy's "consolidated retained earnings".<FN1>


I.  Background.

     A.   The Entergy System.

     Entergy and its various direct and indirect subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently consists of: (1) five domestic retail electric utility companies - Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") (such companies are sometimes referred to herein, collectively, as the "System operating companies"); (2) a domestic wholesale electric generating company that sells power to the System operating companies (other than Entergy Gulf States) - System Energy Resources, Inc. ("SERI"); (3) a company that provides administrative and other services primarily to the System operating companies - Entergy Services, Inc. ("ESI"); (4) a company that provides management, operations and maintenance services for the System's nuclear facilities - Entergy Operations, Inc. ("EOI"); (5) a company that implements and/or maintains certain fuel supply programs for the System operating companies - System Fuels, Inc. ("SFI"); (6) a company that markets and sells its electric generating capacity and energy to non-associate purchasers in the domestic bulk power markets - Entergy Power, Inc. ("EPI"); (7) a company that invests in and develops energy and energy-related projects and businesses on behalf of the Entergy System, and markets skills and products developed by System companies - Entergy Enterprises, Inc. ("Entergy Enterprises"); (8) an energy management services company - Entergy Integrated Solutions, Inc. ("EIS"); and (9) various other companies formed to develop, acquire and own Entergy's interests in domestic and foreign energy, energy services, energy-related and telecommunications businesses.

     Entergy, through its domestic public utility subsidiaries, is engaged principally in the generation, transmission, distribution and sale of electricity at retail and wholesale and
the purchase of electricity at wholesale.   These domestic retail
public utility companies provide electric service to approximately 2.4 million customers in portions of the states of Arkansas, Louisiana, Mississippi, Tennessee and Texas, and retail gas service in and around Baton Rouge, Louisiana and in New Orleans, Louisiana.

     Each of the System operating companies is subject to regulation by state and/or local regulatory authorities having jurisdiction over the service areas in which it operates. Specifically, as to rates, service and other matters, (1) Entergy Arkansas is subject to the jurisdiction of the Arkansas Public Service Commission (the "APSC") and the Tennessee Public Service Commission (the "TPSC"), (2) Entergy Gulf States is subject to the jurisdiction of the Public Utility Commission of Texas (the "PUCT"), the Louisiana Public Service Commission (the "LPSC") and certain municipalities in Texas, (3) Entergy Louisiana is subject to the jurisdiction of the LPSC and the Council of the City of New Orleans, Louisiana (the "CNO"), (4) Entergy Mississippi is subject to the jurisdiction of the Mississippi Public Service Commission (the "MPSC") and (5) Entergy New Orleans is subject to the jurisdiction of the CNO. The APSC, CNO, LPSC, MPSC, PUCT and TPSC are sometimes referred to herein, collectively, as the "State Regulators".


     B.   Development of Exempt Projects.

     Since 1992, Entergy, through Entergy Enterprises<FN2> and certain other non-utility affiliates (Entergy Enterprises and such affiliates are sometimes collectively referred to herein as the "Entergy Power Group"), has been engaged in the development of various energy and energy-related businesses. Pursuant to Commission order dated June 30, 1995 (the "June 1995 Order")<FN3>, Entergy Enterprises is currently authorized (1) to conduct preliminary development activities with respect to potential investments by Entergy in various energy, energy-related and other non-utility businesses, (2) to provide management and administrative support services to certain of its associate companies<FN4>, (3) to market intellectual property developed by other System companies, (4) to provide consulting services to certain of its associate companies<FN5> and to non-associate companies, primarily in the areas of power generation, transmission and distribution and ancillary operations, and (5) to provide operations and maintenance services, directly or through new subsidiaries of Entergy Enterprises or Entergy, to non-associate companies and to certain of its associate companies, subject to the conditions set forth in the June 1995 Order.


     C.   Financing of Exempt Projects.

     Entergy is currently authorized under the terms of Commission orders and supplemental orders (including the June 1995 Order) issued in File Nos. 70-8105, 70-8839 and 70-8903
(collectively, the "Financing Orders"), to finance the operations of Entergy, Entergy Enterprises and other non-utility subsidiaries of Entergy, including Exempt Projects, by issuing and selling debt and equity securities and by issuing guarantees (collectively, "Securities") of the securities or other obligations of Exempt Projects and certain other Entergy subsidiaries. Entergy's authorization under the Financing Orders may be summarized as follows:

     (1) File No. 70-8105. Pursuant to the June 1995 Order, Entergy and Entergy Enterprises are authorized, among other things, (i) to conduct preliminary development activities with respect to potential investments in Exempt Projects and other energy-related businesses; and (ii) to finance such activities through purchases of common stock, capital contributions, open account advances, loans and guarantees provided to Exempt Projects and other associate companies (other than Excepted Companies) in an aggregate amount not to exceed $350 million (exclusive of investments that are exempted by Commission rule). Such authorization expires on December 31, 1997.

     (2) File No. 70-8839. Pursuant to Commission orders dated June 6, 1996 (HCAR No. 26541) and March 25, 1997 (HCAR No. 26693), Entergy is authorized to issue and sell up to an aggregate of thirty million shares of its authorized but unissued common stock, par value $0.01 per share ("Common Stock") pursuant to its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Proceeds from the issuance and sale of Common Stock under the DRIP may be used for general corporate purposes, including investments in Exempt Projects (subject to any requisite Commission approval and compliance with Rule 53). Through December 31, 1996, Entergy had sold 4,438,931 shares of Common Stock pursuant to the DRIP.

     (3) File No. 70-8903. Pursuant to the Commission's order dated February 26, 1997 (HCAR No. 26674), Entergy is authorized to enter into credit facilities with one or more banks pursuant to which Entergy would effect borrowings and reborrowings ("Borrowings") and issue unsecured notes in connection therewith from time to time through December 31, 2002, in an aggregate principal amount at any time outstanding not to exceed $500 million.<FN6> Entergy may use the proceeds of Borrowings for general corporate purposes, including to finance the acquisition of the securities or other interests in Exempt Projects.<FN7>

     For the reasons stated herein, Entergy hereby requests that the Commission exempt Entergy from the requirements of Rule 53(a)(1) under the Act such that it may use the proceeds of Securities, each in accordance with and upon the terms of this Application-Declaration and the applicable Financing Order, as well as the proceeds of any subsequently authorized financings, in an aggregate amount at any time outstanding which, when added to Entergy's "aggregate investment" in all Exempt Projects, would not at any time exceed Entergy's "consolidated retained earnings". Entergy further requests that, to the extent necessary, upon the effectiveness of the authorization sought herein, the Commission's orders in Docket Nos. 70-8105, 70-8839 and 70-8903 and any applications pending in such Dockets be appropriately modified to permit the transactions therein authorized and/or contemplated to be consummated consistent with the authorization sought herein.

     Entergy's "aggregate investment" in all Exempt Projects as of March 31, 1997 (approximately $1,041,871,905)<FN8> represents approximately 44.7% of Entergy's "consolidated retained earnings" as of March 31, 1997 (approximately $2,331,387,000). The limitation under Rule 53(a)(1) would, as of March 31, 1997, permit additional investments in Exempt Projects of approximately $124 million. Entergy is not requesting authority herein to issue any additional securities for purposes of funding the acquisition of any Exempt Projects.


     D.   Entergy's Investments in Exempt Projects.

       Entergy's investments in Exempt Projects currently consist of the following:

     (1) Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy, is an EWG that develops, acquires and holds, through various direct and indirect EWG subsidiaries, substantially all of Entergy's investments in "eligible facilities" within the meaning of Section 32(a) of the Act. Such investments currently include (a) a 20.82% interest, held through its wholly-owned subsidiary EP Edegel, Inc., in Edegel, S.A. ("Edegel"), which owns five hydroelectric generating stations (totaling 539 MW) and one 271 MW thermal electric generating station in Peru; (b) a 7.5% interest, held through its wholly-owned subsidiary Entergy Pakistan, Ltd., in The Hub Power Company, Ltd. ("Hub Power"), which owns a 1,292 MW steam electric generating facility in Pakistan; and (c) a 7.8% interest, held through its wholly-owned subsidiary Entergy Power CBA Holding
Ltd., in Central Termoelectric Buenos Aires, S.A. ("CBA"), which owns a 220 MW combined cycle gas turbine generator located at the Central Costanera, S.A. power plant in Buenos Aires, Argentina.<FN9>

     As of March 31, 1997, Entergy's "aggregate investment" in
EPDC, Edegel, Hub Power and CBA was approximately $57.8 million,
$165 million, $37.8 million and $3.7 million, respectively.

     (2) Entergy Power Development International Corporation, a wholly-owned subsidiary of Entergy, is a FUCO formed to develop, acquire and hold, through various direct and indirect FUCO subsidiaries, Entergy's investment in FUCOs, which currently include (a) CitiPower Ltd. ("CitiPower"), an electric distribution company providing service to customers in Melbourne, Australia; and (b) London Electricity plc ("London Electricity"), a regional electric distribution company in the United Kingdom providing service to customers in the greater London area.

     As of March 31, 1997, Entergy's "aggregate investment" in CitiPower was approximately $294.4 million. Entergy's anticipated "aggregate investment" in London Electricity (after giving effect to the acquisition of 100% of its ordinary share capital, as noted above) is approximately $392 million.

     (3) Entergy S.A., a subsidiary of Entergy, is an EWG which participated in a consortium with non-affiliated companies through which it acquired an indirect 6% interest in Central Costanera, S.A. ("Costanera"), a company that owns and operates an electric generating station located in Argentina with a total installed capacity of 1,260 MW. As of March 31, 1997, Entergy's "aggregate investment" in Costanera was approximately $10.5 million.

     (4) Entergy Power Edesur Holding, LTD, a wholly-owned subsidiary of Entergy, is a FUCO which holds Entergy's indirect
5.1% interest in Edesur S.A. ("Edesur"), an electric distribution company providing service to customers in Buenos Aires, Argentina. As of March 31, 1997, Entergy's "aggregate investment" in Edesur was approximately $58.2 million.

     (5) Entergy Transener S.A., a subsidiary of Entergy, is a FUCO that participated in a consortium with non-affiliated companies through which it acquired an indirect 9.75% interest in Transener, S.A. ("Transener"), a company that owns an electric transmission system in Argentina. As of March 31, 1997, Entergy's "aggregate investment" in Transener was approximately $18.5 million.<FN10>

     (6) Entergy Power Operations Corporation ("EPOC"), a wholly-owned subsidiary of Entergy, is an "O&M Subsidiary" formed pursuant to the June 1995 Order to provide various operations and management services ("O&M Services"), directly or indirectly, to both affiliated and non-affiliated power projects (including Exempt Projects). EPOC currently owns an indirect 95% interest in Entergy Power Operations Pakistan Ltd. ("EPOP"), an EWG formed to provide O&M Services to the Liberty Power Project in Pakistan. As of March 31, 1997, Entergy's "aggregate investment" in EPOP was approximately $500,000.



          E.   Anticipated Investments in Exempt Projects.

     The following section describes potential equity investments by Entergy or its subsidiaries in Exempt Projects which the Entergy Power Group is actively developing and which the Board of Directors of Entergy has approved at the date of the filing hereof:

     (1) The Saltend Project. The Saltend project is a proposed 1,100 MW gas-fired, combined cycle power plant to be located adjacent to a British Petroleum Company chemical facility in Hull County on the northeastern coast of England. The construction schedule is approximately 28 months, with commercial operation scheduled for 1999. Entergy currently plans to own 100% of the Saltend project. Entergy's (or its subsidiaries') anticipated equity investment in the Saltend project is currently estimated to be approximately $200 million.

     (2) Juba Power Projects. The Juba projects consist of two hydroelectric generating plants with a combined capacity of 84 MW and 175 km of interconnecting transmission lines located in the State of Mato Grosso, Brazil. The projects were developed and constructed by Itamarati, a diversified Brazilian company. Entergy plans to acquire from Itamarati, indirectly through EPDC or another exempt company, up to a 100% interest in Juba I and
II. Entergy's (or its subsidiaries') anticipated equity investment in the Juba projects is currently estimated to be approximately $28 million.

     (3) San Isidro Project. The San Isidro project is a 370 MW single unit, combined-cycle power plant located near Santiago, Chile. Entergy has exercised its option to acquire, indirectly through EPDC or another exempt company, a 25% ownership interest in San Isidro, S.A., a wholly-owned subsidiary of Empresa Nacional de Electricidad, S.A. Entergy's ownership interest will entitle it to a 25% share of the cash flow and earnings from the project and a 25% voting interest in San Isidro, S.A. Entergy's (or its subsidiaries') anticipated equity investment in the San Isidro project is currently estimated to be approximately $20 million.

     In addition to the foregoing potential investments in Exempt
Projects, the Entergy Power Group is currently investigating other possible investments in foreign and domestic utility projects.

     F.   Risk Profile of Entergy's Investments in Exempt
Projects.

     Investments in independent power production facilities and foreign utility systems may involve a variety of risks that are not typically present in the traditional, regulated, electric utility industry. Therefore, Entergy has established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks.<FN11>

     (1) The Project Review Process. Every potential project investment opportunity developed by the Entergy Power Group is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of the Entergy Power Group's strategic plans which survey independent power opportunities domestically and throughout the world and provides a variety of tools to assist in the evaluation of risks. These plans, which are updated periodically, lead to the identification of projects and countries where the Entergy Power Group intends to pursue project development efforts. The plans also lead to the development of budgeted levels of expenditure on foreign development activities. Before Entergy makes any investment in an Exempt Project, an analysis of the investment opportunity, including the specific country risk, is first presented to the executive management group of the Entergy Power Group. If the investment is significant, it is then presented to the board of directors of Entergy. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities and whether local business practices will support long-term investment of private capital. This careful planning and budgeting process helps to mitigate an important risk of the independent power business: the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.

     Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Entergy Enterprises with oversight responsibilities for the relevant risk factor subject matter.

     Significantly, the final project review process is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Typically, project debt documents require the establishment of plant overhaul, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. The Entergy Power Group's success in arranging appropriate levels of non-recourse financing for its Exempt Project investments in effect serves as a validation of the project review process described above.

     (2)  Risk Mitigation of Exempt Projects.  The Entergy Power
Group carefully evaluates the potential risks of an independent power project or foreign utility system before it requests that Entergy's funds be committed.

     (a) Operating Risks. The Entergy Power Group has focused its project development efforts on technologies with which it has existing competencies in thermal generating sources such as coal, gas or oil-fired generation as well as hydroelectric generation. Due diligence of operating assumptions is carried out by the Entergy Power Group's engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is sometimes passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, when Entergy Enterprises or an affiliate is responsible for managing the day-to-day operations of Exempt Projects in which it holds an ownership interest, its ability to address and correct operating problems is far greater than would be the case if operating control were in the hands of a third party.

     (b) Construction Risks. Construction risks typically are addressed through fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages.
The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases where Entergy Enterprises or an affiliate may serve as its own general construction contractor, it would look to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

     (c) Commercial Risks. Many independent power projects rely on the "off-take" commitment of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, the Entergy Power Group makes an assessment of the credit-worthiness of the power purchaser over the life of the project and/or seeks to have a contingency plan in the event of off-take defaults.

     In competitive power markets outside the United States, long-term off-take contracts generally are not available and electricity prices may be determined by supply and demand. The Entergy Power Group conducts extensive investigations of the electricity markets in these environments to ensure the viability of long-term demand. Further, the Entergy Power Group seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus assuring that the project will be a competitive supplier.

     (d) Financial Risks. The Entergy Power Group addresses the financial risks of its projects in a variety of ways. First and foremost, the permanent debt financing for such projects is, by its express terms, nonrecourse to Entergy or any associate company (other than other Exempt Projects) to the greatest extent practicable. This means that the non-recourse debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment
upon default from Entergy.   This method of financing provides
assurances that Entergy's financial exposure with respect to an independent power project is limited to the amount of its equity commitment, and that the System operating companies and their customers bear no risk of a project's failure or financial distress. From time to time, Entergy may agree to provide guarantees in connection with non-recourse financings or bridge financings, but these financial supports are carefully monitored and are treated as a part of Entergy's equity commitment for regulatory reporting (including in calculating Entergy's "aggregate investment") and internal control purposes. To date, Entergy has never been called upon to fund its obligation under any such guarantee issued with respect to an investment in an Exempt Project.

     In addition to the essentially non-recourse nature of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project.
For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is typically designed to be of a similar term with scheduled debt payments usually covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing is typically smaller, so that financial risk is not induced by excessive debt levels. Thus, while the Entergy Power Group's projects with long-term off-take contracts have debt capitalization levels in the 70% to 80% range, the Entergy Power Group's other projects will be leveraged at levels commensurate with the project requirements.

     Another financing risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed to but before financial closing, Entergy is also exposed to interest rate variability. This risk can be mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The finance departments of ESI and Entergy Enterprises would be responsible for monitoring the use of these instruments to ensure they are appropriately structured.

     (e) Foreign Currency Exchange Risk. There are several ways in which the Entergy Power Group has addressed the foreign currency exchange risk element, depending on the status of the host country. In more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment. In addition, back-up guarantees or other undertakings by the central government may be available to ensure that the United States dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.

     In some countries, the source of revenues can be tied in other ways to the United States dollar. For example, the capacity charge element of revenues derived by an Exempt Project may be tied to the cost of new capacity measured in United States dollars. In addition, an Exempt Project's revenue may be expressed in a unit of account (i.e., a national monetary unit) which adjusts for any inflation of the local currency, thereby protecting the project against depreciation of the currency.

     In other cases, the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In addition, in countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project is payable in or indexed to hard currency (almost invariably United States dollars).

     (f) Legal Risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address legal, regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.

     In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, the Entergy Power Group evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including Entergy's board of directors before any significant investment occurs. In addition to a general review, the country analysis focuses specifically on the country's electric sector and on the government's support for private ownership in that sector, and on the presence of an established and stable legal system.

     Moreover, at the outset of development work in a foreign country, the Entergy Power Group seeks local partners who are experienced in doing business in the host country. Local partners are a very important element in mitigating the risk of future expropriation or unfair regulatory treatment. An additional mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability. In addition, political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation.

     (g) Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, Entergy's fundamental view is that the best long-term approach to managing the risk of investing in the independent power business is through diversifying both the type and the location of projects. In this regard, Entergy recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, Entergy is committed to diversifying its investments across countries and regions of the world. Entergy's strategy has been focused on investment opportunities in Latin America, North America (outside the core regulated business of Entergy), Europe, Australia and Asia. Substantial investments have been made in Latin America, Australia and Europe, and extensive development efforts are underway in all three areas and, to a lesser degree, in Asia.

     Regional diversification is important since economic and political instability, when they have occurred historically, have tended to involve multiple countries in a region. Accordingly, Entergy's board of directors sets limits on investment in specific countries which vary according to an assessment of the country's stability.

     Another element of Entergy's diversification policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems.
Greenfield projects are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk since they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to Entergy because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for Entergy after the turn of the century.

     To balance these greenfield project development efforts, EPG's development efforts have also targeted assets that are already in operation, either from existing private owners or through privatizations. These acquisitions reduce the risk of Entergy's overall business by producing near-term earnings without significant development or construction risk. In addition, like other developers, Entergy has pursued a strategy of diversifying the types of electric sector assets in which it invests. Entergy's investment portfolio thus includes interests in electric distribution systems, as well as in electric generation and transmission facilities.

     The result of this balanced portfolio strategy is that Entergy is not dependent on any single country, regulatory environment or type of asset for its earnings from domestic and foreign utility projects. In addition, while Entergy has successfully developed significant investments in projects which are expected to produce positive long-term results, it has also ensured that its portfolio of projects will add cash flow and earnings for its shareholders in the immediate future, thereby supporting share value and dividend growth.

     G.   Earnings from Exempt Projects.

     Entergy's investments in Exempt Projects have generated modest but important contributions to earnings. For the quarter ended March 31, 1997, Entergy's domestic and foreign energy-related investments increased consolidated net income by approximately $28 million. Entergy expects that its investments in Exempt Projects will continue to generate positive earnings and contribute to consolidated earnings growth in the future.


II.  Proposed Transactions.

     As discussed above, on behalf of Entergy, the Entergy Power Group is presently investigating, alone or in conjunction with non-affiliates, additional investment opportunities primarily in
foreign power projects and foreign utility systems.   Most of
these investments are expected to qualify as either EWGs or FUCOs.

     Entergy intends to make additional investments in Exempt
Projects for a number of reasons, including the following:

     (1) As discussed in Item 3 below, there has not been a need for any significant equity investments in any of the System operating companies in nearly five years, and Entergy has no current plans to purchase additional common stock of any System operating company for at least the next three years. The System operating companies (except for Entergy Arkansas)<FN12> anticipate only a limited need for capital investment in new generation, transmission and distribution facilities over the next three years. Any such capital investments over this period are expected to be funded by net cash flow from operations and proceeds from sales of debt or preferred securities, and not through additional equity investments by Entergy.

     (2) Potential investments in additional Exempt Projects are a key component of Entergy's strategy for delivering shareholder value. Given that there is no need for additional equity investments in the System operating companies, further acquisitions of Exempt Projects will afford Entergy an opportunity to reinvest retained earnings in an industry sector in which Entergy has decades of experience.<FN13> Investments in Exempt Projects also serve to diversify Entergy's overall asset risk as it faces increasing competitive pressures in its domestic utility business. However, the 50% limitation under Rule 53 constrains Entergy's ability to enhance shareholder value through additional investments in Exempt Projects, and also restricts Entergy's flexibility in structuring such investments.

     (3) Entergy believes that the creation and maintenance of value for its shareholders also will depend in large measure on its ability to successfully operate its core business in the United States as that business becomes subject to increasing
competition.   As the U.S. electric utility industry becomes more
competitive, gaining experience in markets that are largely deregulated will increase the chances of long-term success of the domestic utility business. For this reason, Entergy, through the Entergy Power Group, is actively pursuing investments in utility systems in regions or countries (such as Latin America, Australia and the United Kingdom) which have already moved to deregulate and introduce competition in wholesale and retail electricity markets.


III. Compliance With Rules 53 and 54.

     Entergy hereby represents that, pursuant to Rule 54 under the Act, all of the criteria of Rule 53(a) and (b) are satisfied. Entergy undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise, and represents that it will at all times remain in compliance with the requirements of Rule 53(a) (other than Rule 53(a)(1)).


Item 2.   Fees, Commissions and Expenses.

     The estimated fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with the transactions described herein will be supplied by amendment.




Item 3.   Applicable Statutory Provisions.

     The transactions proposed herein are or may be subject to Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53 and 54 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

     Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable<FN14>, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG. However, after giving effect to the anticipated investments in EWGs and FUCOs described herein, at some future date Entergy may not satisfy the condition of Rule 53(a)(1) that Entergy's "aggregate investment" not exceed 50% of Entergy's "consolidated retained earnings."

     Rule 53(c) states that if registered holding company is unable to satisfy the requirements of paragraph (a) of Rule 53, such company must "affirmatively demonstrate", in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, that such proposal:

          (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

          (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     Entergy addresses each of these requirements as follows:

     (1) The use of proceeds from the issuance and sale of securities to make investments in Exempt Projects in amounts which would cause Entergy's "aggregate investment" in Exempt Projects to exceed 50% (but not 100%) of Entergy's "consolidated retained earnings" should not have a "substantial adverse impact" on the financial integrity of the Entergy System.

          (a) Aggregate investments in Exempt Projects in amounts up to 100% of Entergy's "consolidated retained earnings" would still represent a relatively small commitment of capital for a company the size of Entergy, based on various key financial ratios at March 31, 1997. For example, investments in this amount would be equal to only 13.7% of Entergy's total capitalization ($17,078,067,000), 12.8% of consolidated utility plant ($18,280,002,000), 8.6% of total consolidated assets ($27,148,562,000), and 40.4% of the market value of Entergy's outstanding common stock ($5,799,978,198).

          (b) Entergy's consolidated retained earnings have grown an average of approximately 3.94% per year over each of the previous 5 years. Consolidated retained earnings increased by approximately $6 million from 1995 to 1996, a 0.3% increase.<FN15> More recently, Entergy's consolidated retained earnings increased by approximately $303 million, or 14.8%, for the quarter ended March 31, 1997 as compared to the quarter ended March 31, 1996.

          (c) Entergy's consolidated capitalization and interest coverage ratios for 1995 and 1996 were within industry ranges set by the independent debt rating agencies for BBB rated companies.


    Actual 1995 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                           51.35%
     EBIT/Cash Interest (times)                   2.34
     Funds from Operations/Interest (times)       2.24


    Actual 1996 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                           52.54%
     EBIT/Cash Interest (times)                   2.19
     Funds from Operations/Interest (times)       2.23



           Industry Ratios for BBB Rated Companies *

                                       Average   High    Low
Total Debt/Capital                       53%      67%    41%
EBIT/Cash Interest (times)               3.0      4.0    1.9
Funds from Operations/Interest (times)   4.0      5.7    2.1

    *(Source:  Moody's Investors Service Electric Utility
               Sourcebook, October 1996)

          (d) There is no indication that Entergy's investments in Exempt Projects have adversely affected its ability to raise common equity. As discussed above, Entergy has an ongoing public offering of Common Stock through its DRIP, which began selling newly-issued shares of Common Stock in 1996. Net proceeds from the sale of Entergy's Common Stock through the DRIP during the fiscal year ended December 31, 1996 (at an average price of $26.60 per share) compared to the year-end 1996 per share net book value for Entergy's common stock ($28.51) reflected a market-to-book ratio of 93%.

     Entergy's price-earnings and market-to-book ratios and the electric industry averages during the period 1993 through 1996 are shown below:
                               1993     1994    1995     1996
P/E Ratio:
Entergy                        13.4     10.1    12.4     11.1
Electric Industry*             13.0     11.1    12.8     12.3
Market-to-Book Ratio:
Entergy                        127%     78%     103%     97%
Electric Industry*             167%     136%    140%     145%

               *(Source: Goldman Sachs Unweighted Average for 79
               U.S. Electric Utilities)

     Entergy's investments in Exempt Projects during most of the period covered above were not significant. As such, Entergy believes that the performance of Entergy's Common Stock over this time frame primarily reflects the market's perception of the prospects for earnings growth in, and the potential risks associated with, Entergy's domestic regulated utility business. Entergy further believes that the market's assessment of Entergy's future growth and earnings potential will increasingly be influenced by Entergy's ability to augment its earnings from domestic regulated operations with earnings from investments in Exempt Projects and other non-regulated businesses. Therefore, Entergy believes it is important to enhancing shareholder value that it have the increased capacity sought in this filing to invest in additional Exempt Projects as appropriate opportunities arise.

          (e)  In recent years, Entergy has been more
conservative than the industry as a whole in its dividend payout policy. This can be shown by Entergy's dividend payout ratio (percentage of earnings paid out in dividends), which has consistently been lower than the electric utility industry average. The implication of a relatively conservative payout policy is that Entergy's earnings are more than adequate to cover current dividend levels and to support the growth in dividend levels needed to attract common stock investors, while continuing to strengthen the equity base through retained earnings growth.

                               1993     1994    1995     1996
Entergy Payout Ratio (%)       61.3     82.9    76.6     72.6
Electric Industry*             94.5     83.9    78.3     76.4

               *(Source: Goldman Sachs Unweighted Average for 79
               U.S. Electric Utilities)

          (f) The market's assessment of the overall quality of Entergy's portfolio of Exempt Projects is further demonstrated by the success that Entergy has had in obtaining necessary and appropriate amounts of non-recourse debt to finance the acquisition and ownership of these projects. Most recently, in connection with the acquisition of London Electricity, the Entergy Power Group was able to arrange non-recourse financing in the amount of approximately $1.7 billion through a credit facility with a group of international banks.<FN16> The debt issued under the credit facility is secured solely by the assets of Entergy Power UK plc and is not guaranteed by, or otherwise recourse to, Entergy or any of the System operating companies.

                           * * * * *

     (2) The proposed increased investments by Entergy in Exempt Projects, using financing proceeds or other available funds, in amounts which would cause Entergy's "aggregate investment" in Exempt Projects to exceed 50% (but not 100%) of Entergy's "consolidated retained earnings" should have no "adverse impact" on any of the System operating companies, their respective customers, or on the ability of the State Regulators to protect such companies or their customers.

     This conclusion is directly supported by, among other things, (1) analyses of the System operating companies' financial condition (including the ability of the System operating companies to issue senior securities), (2) the lack of present and anticipated need of any of the System operating companies for equity capital from Entergy, (3) the existing structural and other safeguards against adverse effects of Entergy's investments in Exempt Projects, including the authority of Entergy's State Regulators to protect the System operating companies and their customers from any such adverse effects,<FN17> and (4) Entergy's continuing compliance with other applicable requirements of Rule 53(a).

     (a) As shown below, the debt (including short-term debt) ratios of the System operating companies have generally been, and should continue to be, consistent with the industry average for BBB rated electric utilities (which was 52% as of the third quarter of 1996)*.

Debt as % of            1992   1993    1994    1995     1996
Capitalization

Entergy Arkansas        53.2   53.7    52.8    52.7     52.3
Entergy Gulf States     **     52.5    57.0    55.2     52.9
Entergy Louisiana       50.4   52.2    51.0    51.5     51.0
Entergy Mississippi     50.9   51.7    51.0    52.4     49.8
Entergy New Orleans     51.1   51.0    52.2    53.0     52.6

               *(Source: BBB industry average-Calculated using
               Merrill Lynch & Co., Electric Utilities Data
               Sheet, Third Quarter, 1996)

               **        Information on the debt ratio for
               Entergy Gulf States is provided only for the years since consummation of the merger with Entergy in December 1993.

     Debt levels of each of the System operating companies are projected to steadily decline over the next several years. The reduction in debt levels is attributable largely to redemptions and retirements of senior debt using funds derived from excess cash flow.

     (b) Moreover, additional investments by Entergy in Exempt Projects will not have any negative impact on the System operating companies' ability to fund operations and growth. Over the past 10 years, the System operating companies have funded substantially all of their construction expenditures from internally generated funds and from sales of senior securities and other borrowings. The last significant equity infusion by Entergy in any of the System operating companies was made in 1992 (approximately $25 million to Entergy Mississippi). Present projections indicate that Entergy will not have to make any additional equity investment in any System operating company for at least the next three years.

     System operating companies - Construction Expenditures:

          Actual (1992-1996) and projected (1997-1999)
     expenditures, net of Allowance for Funds Used During
     Construction ($ million):

1992  1993    1994   1995   1996  1997    1998  1999

493   537     610    570    508   482     515   529


          Percent internally generated:

1992      1993       1994     1995      1996

205%      209%       210%     247%      251%

Entergy currently estimates that cash flow from operations will be sufficient to fund projected construction expenditures through 1999.

     The System operating companies' ability to issue debt and equity securities in the future depends upon earnings coverages at the time such securities are issued. Each of the System operating companies must comply with certain coverage requirements designated in their mortgage bond indentures. The earnings coverages of the System operating companies are all currently at levels sufficient to enable such companies to issue securities in amounts necessary to meet their projected financing requirements, and over the near term, such coverages are expected to remain at levels sufficient for such financing requirements.

     The senior securities of each of the System operating companies are presently rated BBB, BBB-, BBB, BBB, and BBB for Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans, respectively, by Standard &
Poor's Ratings Group.   The System operating companies show
financial statistics on various performance measures used by the rating agencies ( e.g., pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures) consistent with similarly rated companies in the industry. In addition, based upon currently available public information from the ratings agencies, Entergy believes there has been no adverse effect on the financial ratings of the System operating companies as a result of Entergy's investments in Exempt Projects./18

Senior Debt Ratings       1992    1993    1994    1995   1996
Entergy Arkansas          BBB     BBB     BBB     BBB    BBB
Entergy Gulf States       *       BBB-    BBB-    BBB-   BBB-
Entergy Louisiana         BBB+    BBB+    BBB     BBB    BBB
Entergy Mississippi       BBB     BBB     BBB     BBB    BBB
Entergy New Orleans       BBB     BBB     BBB     BBB    BBB

                    *    Information on the senior debt ratings
               for Entergy Gulf States is provided only for the years since consummation of the merger with Entergy in December 1993.

     (c)  There is no evidence indicating that any of the State
Regulators have been, or will be, unable to protect the System operating companies or their customers from any adverse effects resulting from Entergy's investments in Exempt Projects.

     In addition, all of Entergy's investments in Exempt Projects are strictly segregated from the System operating companies.
No System operating company owes indebtedness, has extended credit, or has sold or pledged its assets, directly or indirectly, to any Exempt Project, and the indebtedness of the Exempt Projects is not recourse to any System operating company. Entergy further represents that, in connection with any existing or future investments in Exempt Projects, no System operating company will, directly or indirectly, sell or pledge any of its assets or incur any indebtedness to or for the benefit of an Exempt Project. Therefore, there is no possibility that the System operating companies would have any liability with respect to Entergy's investments in Exempt Projects.

     Moreover, in the event of any investments in Exempt Projects having indirect adverse effects on the System operating companies' cost of capital, Entergy's State Regulators have the authority and the means to prevent any increased capital costs from being passed on to the ratepayers of such companies. For example, the State Regulators can fix the cost of capital for purposes of setting the retail rates of electric utilities subject to their jurisdiction by comparison with selected groups of domestic utilities, which exclude any utilities with adverse capital cost impacts due to investments in FUCOs or EWGs. In addition, Entergy and its affiliates have been subjected to extensive audits by the Federal Energy Regulatory Commission, the Commission and the State Regulators. These audits have not led to findings that the System operating companies cross-subsidize Exempt Projects. Furthermore, Entergy represents herein, and will commit to each of its State Regulators, that Entergy will not seek recovery through rates to the System operating companies' customers for any possible losses that Entergy may sustain on investments in Exempt Projects or for inadequate returns on such investments.

     (d) Entergy has complied and will continue to comply with the requirements of Rule 53(a)(2) (regarding the preparation and availability of books and records and financial reports for Exempt Projects), and the limitations in Rule 53(a)(3) (regarding the use of System operating company employees in connection with providing services to Exempt Projects).

     Entergy's need for the support of personnel provided by the System operating companies in connection with Exempt Projects has been, and is projected to remain, minimal. The vast majority of the operational employees of the Exempt Projects are hired or contracted locally, even where an Entergy affiliate is the project operator. Moreover, project development, management and home office support functions for the Exempt Projects are largely performed by Entergy Enterprises and by outside consultants engaged by the Entergy Power Group. The increased levels of investment in Exempt Projects proposed herein are not expected to have any impact on the level of utilization of System operating
company employees.   Entergy further represents that the System
operating companies have not increased, and will not increase, staffing levels or acquire other resources to support the operations of Exempt Projects.

     Finally, none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any Entergy associate company, (2) Entergy's consolidated retained earnings, as previously indicated, have increased in recent years, and (3) Entergy has never reported "operating losses" attributable to its Exempt Projects in excess of 2% of "consolidated retained earnings." No associate Exempt Project has ever defaulted under the terms of any financing document.

     For all of the foregoing reasons, Entergy believes that, on the basis of the information set forth herein, and consistent with similar authorizations previously granted by the Commission, the Commission should make the requisite findings under Rule 53(c) and grant the request for a modification of the condition set forth in Rule 53(a)(1).


Item 4.   Regulatory Approval.

     No state or Federal commission, other than the Commission, has jurisdiction over the transactions proposed herein. In accordance with Rule 53(a)(4), Entergy has submitted a copy of this Application-Declaration to each of the State Regulators. Entergy intends to discuss the authorization requested in this Application-Declaration with representatives of the State Regulators.


Item 5.   Procedure.

     Entergy respectfully requests that the Commission issue its order granting and permitting this Application-Declaration to become effective as soon as practicable, but in any event not later than June 30, 1997.

     Entergy hereby (i) waives a recommended decision by a hearing officer or any other responsible officer of the Commission, (ii) agrees that the Division of Investment Management may assist in the preparation of the decision of the Commission, and (iii) requests that there be no waiting period between the issuance of the order of the Commission and the day on which such order is to become effective.

     Entergy proposes to file quarterly certificates pursuant to Rule 24, within 60 days after the end of each calendar quarter (commencing with the first full calendar quarter following the Commission's order herein) containing the following information as of the end of the preceding quarter (except as otherwise noted):

     (i) A computation in accordance with Rule 53(a) of Entergy's "aggregate investment";

     (ii) Entergy's "aggregate investment" expressed as a percentage of its consolidated capitalization, consolidated net utility plant, consolidated assets and the market value of its Common Stock;

     (iii) Consolidated capitalization ratios with consolidated debt inclusive of short-term debt and non-recourse Exempt Project debt to the extent normally consolidated under GAAP or other applicable financial reporting rules;

     (iv)  The market-to-book ratio of Entergy's Common Stock;

     (v) An analysis of the growth in Entergy's consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus other subsidiaries of Entergy; and

     (vi) A breakdown of the revenues and net income of each of the Exempt Projects for the twelve months then ended.

     Entergy proposes to file a single report under Rule 24 which combines the foregoing information with the information required pursuant to Rule 24 in File Nos. 70-7851, 70-8002, 70-8010 and 70-
8105.


Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:

               F    -    Opinion(s) of Counsel (to be filed by
                          amendment).

               G    -    Financial Data Schedules.

               H    -    Proposed Form of Notice.


     (b)  Financial Statements:

     Financial Statements of Entergy Corporation and of Entergy
Corporation and subsidiaries, consolidated, as of March 31, 1997
(reference also is made to Exhibit G hereto).

     Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since March 31, 1997.


Item 7.   Information as to Environmental Effects.

     The proposed transactions do not involve any major Federal action significantly affecting the quality of the human
environment.   No Federal agency has prepared or is preparing an
environmental impact statement with respect to the proposed transactions.
                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                              ENTERGY CORPORATION


                              By:/S/ William J. Regan, Jr.
                              William J. Regan, Jr.
                              Vice President and Treasurer












Dated:    May 6, 1997
_______________________________
<FN1>   The terms "aggregate investment" and "consolidated retained earnings" are used in this Application-Declaration as defined in Rule 53(a)(1) under the Act.

<FN2>   Entergy Enterprises (formerly Electec, Inc.) was organized in 1983 to market energy-related expertise and capabilities of the Entergy System to non-associate companies, and to investigate and develop business opportunities in power-related areas. See Holding Company Act Release ("HCAR") No. 22818 (dated January 11, 1983); see also HCAR No. 23200 (dated January 13, 1984) and HCAR No. 23569 (dated January 15, 1985). Entergy Enterprises was further authorized by the Commission in 1992 to render consulting services to certain Argentine electric utility companies in which Entergy had acquired an interest and that qualified as FUCOs. See HCAR Nos. 25705 and 25706 (each dated December 14, 1992).

<FN3>   See HCAR No. 26322.

<FN4>   Specifically, Entergy Enterprises is authorized under the
        Act to provide such services to subsidiaries of Entergy that are Exempt Projects or other Entergy subsidiaries (including EPI and EIS) that are not (1) domestic regulated electric or combination electric and gas utilities primarily engaged in the business of selling electric energy or natural gas at retail or at wholesale to affiliates, or (2) primarily engaged in the business of providing goods or services to regulated electric or combination electric and gas utility affiliates.

<FN5>   Entergy Enterprises is currently authorized under the Act to provide consulting services to associate companies other than the System operating companies, SERI, SFI, ESI, EOI or any other subsidiaries Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to Entergy's affiliates or the provision of goods or services thereto (such companies are sometimes referred to herein, collectively, as the "Excepted Companies").

<FN6>   The credit arrangements authorized in the Commission's order dated February 26, 1997 would replace those approved in a previous Commission order dated July 27, 1995 (see HCAR No. 26343) under which Entergy could effect borrowings and reborrowings under credit facilities in an aggregate principal amount at any time outstanding not to exceed $300 million.

<FN7>   As of March 31, 1997, the indebtedness outstanding under
        these credit arrangements was approximately $275 million.

<FN8>   For purposes of this calculation, Entergy has given effect to the assumed acquisition (and the funding thereof in accordance with existing financing arrangements) of all of the ordinary share capital of London Electricity plc, as discussed further herein.

<FN9>   In addition to the foregoing, EPDC owns an interest in
        Entergy Power Asia, Ltd., which has qualified for exemption as an EWG but currently owns no "eligible facilities". As of March 31, 1997, Entergy's "aggregate investment" in such EWG was approximately $1 million.

<FN10>  In addition to the above Exempt Projects, Entergy Power
        Marketing Corporation ("EPMC"), a wholly-owned subsidiary of Entergy, is an EWG formed to market electric capacity and energy to non-affiliates. Subject to the receipt of Commission approval, EPMC would also engage in other non-utility activities, including the brokering and marketing of energy commodities (reference is hereby made to File No. 70-8863 for further information with respect to these
        activities).   Concurrently with the receipt of such
        approval, EPMC would relinquish its EWG status.   As of
        March 31, 1997, Entergy's "aggregate investment" in EPMC was approximately $2.5 million.

<FN11>  The following description of the project review process and associated risk mitigation techniques is illustrative only and subject to change, and the specific techniques actually used on any particular project may vary.

<FN12>  Entergy Arkansas anticipates capital expenditures of approximately $150 million for the fabrication and replacement of the steam generators at Unit No. 2 of the Arkansas Nuclear One Plant.

<FN13>  At the same time, however, Entergy has committed to its
        State and local regulators under settlement arrangements entered into in 1992 to "give first priority in the allocation of resources to the capital requirements of the regulated utilities, as determined to be necessary to meet their obligations to serve".

<FN14>  As discussed below, none of the conditions specified in Rule
        53(b) is applicable.

<FN15>  The smaller increase in consolidated retained earnings during 1996 is largely attributable to the $174 million net of tax write-off (as required under Statement of Financial Accounting Standards No. 121) of rate deferrals associated with the River Bend Steam Electric Generating Station (nuclear), which is 70% owned by Entergy Gulf States.

<FN16>  As of March 31, 1997, approximately $1.55 billion of borrowings were outstanding under such facility.

<FN17>  To provide additional assurances in this regard to the
        Commission, Entergy has requested each State Regulator to certify to the Commission that it will exercise its authority under relevant state law to protect ratepayers from any such adverse effects.

<FN18>  The senior secured debt ratings of the System operating companies were affirmed by Moody's Investors Service, Inc. after Entergy completed its $1.2 billion acquisition of CitiPower in January 1996. More recently, on February 11, 1997, Standard & Poor's Ratings Group affirmed its outstanding ratings on the System operating companies' senior secured debt following Entergy's announcement of its intent to acquire London Electricity.